EXHIBIT 12

AMERICAN EXPRESS COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions)

	Six Months Ended	Years Ended December 31,

	June 30, 2015	2014	2013	2012	2011	2010

Earnings:

Pretax income from continuing operations	$4,546	$8,991	$7,888	$6,451	$6,956	$5,964

Interest expense(a)	823	1,707	1,958	2,226	2,320	2,423

Other adjustments(b)	84	402	133	117	124	126

Total earnings	$5,453	$11,100	$9,979	$8,794	$9,400	$8,513

Fixed charges:

Interest expense	$823	$1,707	$1,958	$2,226	$2,320	$2,423

Other adjustments(c)	29	79	93	102	94	85

Total fixed charges	$852	$1,786	$2,051	$2,328	$2,414	$2,508
Preferred stock dividends	$20	—	—	—	—	—

Total fixed charges and preferred stock dividends	$872	1,786	2,051	2,328	2,414	2,508
Ratio of earnings to combined fixed charges and preferred stock dividends	6.25	6.22	4.87	3.78	3.89	3.39

(a)

Included in interest expense is interest expense related to the Card Member lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.